================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE PLAN YEAR ENDED DECEMBER 31, 1999

                   PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                            SAVINGS INVESTMENT PLAN
                           (FULL TITLE OF THE PLAN)

                   PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                              1034 DANFORTH DRIVE
                          ST. LOUIS, MISSOURI 63102
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


================================================================================

          Pursuant to the requirements of the Securities and Exchange
           Act of 1934, Protein Technologies International, Inc. has
               duly caused this Annual Report to be signed by the
                      undersigned hereunto duly authorized.


                         Protein Technologies International, Inc
                         Savings Investment Plan

                         Date:  June 28, 2000

                         BY /s/ William A. Spenla
                         ---------------------------------

                         William A. Spenla, Vice President
                         Human Resources

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN

Financial Statements as of and for the
years ended December 31, 1999 and 1998

Additional information required for Form 5500
for the year ended December 31, 1999

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN


Table of Contents
-------------------------------------------------------------------------------

                                                                             Page Number
                                                                             -----------
Report of Independent Accountants                                                1

Basic Financial Statements

     Statements of Net Assets Available for Benefits                             2

     Statements of Changes in Net Assets Available for Benefits                  3

     Notes to Financial Statements                                           4 - 8

Additional Information *

     Schedule I -   Schedule of Assets Held for Investment Purposes              9

     Schedule II -  Schedule of Reportable Transactions
                    (Nonparticipant-Directed Transactions or Series
                    of Transactions in Excess of 5% of Plan Assets)             10

                                   EXHIBITS
                                   --------

Exhibit
Number               Description
-------              -----------
  24                 Consent of Independent Accountants


*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants



To the Participants and Administrator of Protein Technologies International Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protein Technologies International Savings Investment Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 19, 2000

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------

                                                                 As of December 31,
                                                           1999                      1998
                                                    ------------------------------------------
Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                        *     $13,041,780       *     $ 9,481,187
    Vanguard Explorer Fund                                 1,315,877                 773,934
    Vanguard Federal Money Market Fund             *      10,463,837       *       9,871,722
    Vanguard International Growth Fund                     1,979,021               1,323,135
    Vanguard Wellington Fund                       *       4,744,483       *       4,631,709
    Vanguard Windsor II Fund                       *       5,830,687       *       6,372,486
                                                         -----------             -----------
                                                          37,375,685              32,454,173
Vanguard Retirement Savings Trust                          1,113,580                 664,408
Conoco Stock Fund                                            188,761                       -
Dupont Stock Fund                                  #       5,953,933       #       1,938,183
Participant Loans                                          1,540,365               1,268,130
                                                         -----------             -----------

Net assets available for benefits                        $46,172,324             $36,324,894
                                                         ===========             ===========

* Represents an investment 5% or more of net assets available for benefits.

# Represents a nonparticipant-directed investment 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                     1999                     1998
                                                                 --------------------------------------
Additions
Investment income:
    Interest and dividend income, investments                    $ 2,157,767            $ 1,721,610
    Interest income, participant loans                               126,357                 98,409
    Net appreciation in fair value of investments                  2,015,162                 92,725
                                                                 ----------------------------------
                                                                   4,299,286              1,912,744
                                                                 ----------------------------------
Contributions:
    Employer                                                       2,679,018              2,298,500
    Participant                                                    4,611,753             31,830,987
                                                                 ----------------------------------
                                                                   7,290,771             34,129,487
                                                                 ----------------------------------

Asset transfers in                                                   250,716              1,056,582
Other additions                                                        4,501                      -
                                                                 ----------------------------------
          Total additions                                         11,845,274             37,098,813
                                                                 ----------------------------------
Deductions
Payment of benefits                                                1,984,080              1,136,215
Administrative expenses                                               13,764                      -
                                                                 ----------------------------------
          Total deductions                                         1,997,844              1,136,215
                                                                 ----------------------------------

Net increase                                                       9,847,430             35,962,598

Net assets available for plan benefits:
    Beginning of period                                           36,324,894                362,296
                                                                 ----------------------------------
    End of period                                                $46,172,324            $36,324,894
                                                                 ==================================

The accompanying notes are an integral part of the financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description of Plan

The following description of the Protein Technologies International (the "Company") Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering all domestic regular full-time and part-time sales, administrative and clerical, production, and maintenance employees of the Company. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

This Plan was established pursuant to Ralston Purina's ("Ralston") sale of Protein Technologies International to E.I. du Pont de Nemours and Company ("DuPont"). Protein Technologies employees who were previously participants in the Ralston Purina Savings Investment Plan were given the option to transfer their Ralston account balances into the Protein Technologies Plan. Most employees elected to make this transfer in the first quarter of 1998.

The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms. Basic contributions not exceeding 6% of the participant's compensation are matched 100% by the Company after one year of service.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon occurs upon the participant's completion of five years of credited service.

Participant Loans

Participants may borrow from their fund accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

interest on such loans at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purpose of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to VFTC, and in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

Payment of Benefits

Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator. After-tax contributions and earnings thereon may be withdrawn at any time.

Forfeitures

Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $48,553 and $11,755 for the years ended December 31, 1999 and 1998, respectively. At December 31, 1999, forfeited nonvested accounts totaled $34,883.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.

Investment Options

During the Plan years ending December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard Federal Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

countries.

Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing approximately 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Windsor II Fund: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

Conoco Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. This investment option was first offered in 1999.

DuPont Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Financial Statement Presentation

The Plan adopted Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant-directed investments.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Conoco and DuPont stock funds are valued at their year-end unit closing prices (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.


Note 3 - Nonparticipant-Directed Investments

Information about the components of the changes in net assets relating to the DuPont Stock Fund, a nonparticipant-directed investment, is as follows:


                                         Year ended December 31,
                                        1999              1998
Changes in Net Assets:
     Interest & dividend income         $   79,383   $   14,262
     Net appreciation/(depreciation)       836,651     (401,668)
     Contributions                       3,225,184      289,422
     Distributions                        (123,570)        (666)
     Asset transfers in                     99,127            -
     Transfers                            (104,489)   2,036,833
     Other                                   3,464            -
                                        ----------   ----------
                                        $4,015,750   $1,938,183

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 4 - Investments

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                       Year ended December 31,
                                       1999                  1998
Registered Investment Companies        $1,178,512    $ 494,393
Common Stock                              836,650     (401,668)
                                       ----------    ---------
                                       $2,015,162    $  92,725


Note 5 - Related Party Transactions

DuPont, as the parent company of Protein Technologies International, Inc., the Plan's sponsor, is a related party to the Plan. At December 31, 1999, the Plan held shares of DuPont common stock with a market value of $5,953,933. Additionally, the cost of purchases and the proceeds of sales of DuPont common stock during 1999 were $4,231,980 and $4,413,520, respectively.

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.


Note 6 - Plan Expenses

The Company pays a portion of expenses related to administering and operating the Plan. Loan fees are deducted annually from the accounts of participants with outstanding loan balances.


Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 24, 2000, that the Plan is qualified under IRC Section 401(a). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN            Schedule I


Schedule of Assets Held for Investment Purposes
As of December 31, 1999
------------------------------------------------------------------------------

Protein Technologies International Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, line i


    Identity of Issue                                                            Investment Type                Current Value
-----------------------------------------------------------------------------------------------------------------------------
*   Vanguard 500 Index Fund                                             Registered Investment Company           $13,041,780
*   Vanguard Explorer Fund                                              Registered Investment Company             1,315,877
*   Vanguard Federal Money Market Fund                                  Registered Investment Company            10,463,837
*   Vanguard International Growth Fund                                  Registered Investment Company             1,979,021
*   Vanguard Wellington Fund                                            Registered Investment Company             4,744,483
*   Vanguard Windsor II Fund                                            Registered Investment Company             5,830,687
*   Vanguard Retirement Savings Trust                                   Common/Collective Trust                   1,113,580
*   Conoco, Inc.                                                        Common Stock                                188,761
*   E.I. DuPont de Nemours and Company, Inc. **                         Common Stock                              5,953,933
*   Protein Technologies International Savings Investment Plan          Participant Loans (7.00%-11.50%)          1,540,365
                                                                                                                -----------
Total assets held for investment purposes                                                                       $46,172,324
                                                                                                                ===========

* Party in Interest

** A nonparticipant-directed investment, for which cost is $5,718,059.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN           Schedule II


Schedule of Reportable Transactions *
Year Ended December 31, 1999
------------------------------------------------------------------------------

Protein Technologies International Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line j

Identity of Party      Description of Asset (include interest
   Involved            rare and maturity in the case of a loan)         Purchase Price     Selling Price     Cost of Asset
---------------------------------------------------------------------------------------------------------------------------
The Vanguard Group     Dupont Stock Fund                                $7,586,371
The Vanguard Group     Dupont Stock Fund                                                   $4,413,520        $4,231,980

--------------------------------------------------------------------------------
                                   Current Value of Asset
                                    on Transaction Data      Net Gain or (Loss)
--------------------------------------------------------------------------------
The Vanguard Group                     $7,586,371
The Vanguard Group                      4,413,520               $181,540


*Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.